Phoenix Energy One, LLC

18575 Jamboree Road, Suite 830

Irvine, California 92612

March 26, 2026

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phoenix Energy One, LLC
File No. 333-282862
Request for Withdrawal of Form AW

To Whom It May Concern:

On March 23, 2026, Phoenix Energy One, LLC (the “Company”) filed a Form AW (the “Form AW”), which Form AW requested the withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2026 (the “Post-Effective Amendment”).

The Form AW did not state that no securities were sold in connection with the offering pursuant to the Post-Effective Amendment. As a result, the Company hereby requests the withdrawal of the Form AW. The Company is concurrently filing a new Form AW to request withdrawal of the Company’s Post-Effective Amendment that includes the statement that no securities were sold in connection with the offering pursuant to the Post-Effective Amendment.

For the avoidance of doubt, the Company’s Registration Statement on Form S-1 (File No. 333-282862) filed by the Company with the Commission on October 29, 2024, and declared effective by the Commission on May 14, 2025 (as amended or supplemented to date other than by the Post-Effective Amendment) should remain in place and is not subject to this withdrawal request.

Please direct any questions or comments concerning this request to the Company’s counsel, Latham & Watkins LLP, by calling Christopher J. Clark at (202) 637-2374.

Sincerely,

PHOENIX ENERGY ONE, LLC

/s/ David Wheeler
David Wheeler
Chief Legal Officer

cc:	Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC
Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC
Christopher J. Clark, Latham & Watkins LLP